SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 244th

ORDINARY BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the members of the Board of Directors - BoD met on November 01, 2023, at 8:30 a.m. at Rua José Izidoro Biazetto, 158 - Bloco A, in the City of Curitiba, State of Paraná. Mr. Marcel Martins Malczewski, Chair of the Board, invited me, Victória Baraldi Mendes Batista, to act as a secretary in the meeting, and recorded the justified absence of the Board member Carlos Biedermann and the presence of Mr. Daniel Pimentel Slaviero, the Company’s CEO, as well as the presence, via videoconference, of the Board members Fernando Tadeu Perez, Geraldo Corrêa de Lyra Junior, Lucia Maria Martins Casasanta, and Marcelo Souza Monteiro.

The Board of Directors resolved on the following matters, among other topics:

1.	Copel’s 2023 - 2025 Materiality Process. Mr. Vicente Loiácono Neto, Governance, Risk, and Compliance Officer, accompanied by his team, presented Copel’s 2023-2025 Materiality Process, which consists of the stages of defining stakeholders; selecting relevant topics for stakeholder consultation; consulting stakeholders; analyzing collected data; preparing Materiality Matrices; and analysis and approval by Senior Management. It was recorded that the process resulted in the following material themes: 1. Population Safety; 2. Customer Satisfaction; 3. Well-being, Health, and Safety for the Workforce; 4. Social Commitment; 5. Transformation of the Energy Sector; 6. Economic-Financial Performance; 7. Sustainable Supplier Management; 8. People Management; 9. Corporate Governance; and 10. Environmental Commitment. Finally, he emphasized that the process details are described in Copel’s 2023-2025 Materiality Process Report. Then, the Sustainable Development Committee (CDS) members were heard, presenting their considerations on the matter to the Board, which was discussed and recorded in the 30th Meeting of that Committee, held on October 17, 2023. After discussing the matter and analyzing the documentation held by the Corporate Governance Department, considering the favorable opinion of the Executive Board of Copel (Holding Company), recorded in its 257th Meeting, held on October 13, 2023, and having heard the Sustainable Development Committee, the Board of Directors unanimously approved the result of Copel’s 2023-2025 Materiality Process.

The other topics addressed at this meeting were omitted from this certificate due to legitimate caution, based on the duty of confidentiality, in compliance with the head section of article 155 of Law 6,404/76, as they represent the Company’s internal interests, therefore lying outside the scope of the rule contained in Paragraph 1 of Article 142 of said Law.

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); MARCO ANTÔNIO BARBOSA CÂNDIDO (Executive Secretary); FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; LUCIA MARIA MARTINS CASASANTA; MARCELO SOUZA MONTEIRO; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

VICTÓRIA BARALDI MENDES BATISTA

Secretary to Copel’s Corporate Governance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 13, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.